1334 York Avenue New York, NY 10021 212.606.7372 F 212.606.7132 WILLIAM.SHERIDAN@SOTHEBYS.COM

     William S. Sheridan
EXECUTIVE VICE PRESIDENT &
   CHIEF FINANCIAL OFFICER
SOTHEBY’S HOLDINGS, INC.

Confidential Treatment Requested by Sotheby's Pursuant to Rule 83

June 22, 2009

Barbara Jacobs, Assistant Director

Kathleen Collins, Accounting Branch Chief

Patrick Gilmore, Accounting Branch Chief

Evan Jacobson, Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 First Street, N.E.

Washington, D.C. 20549

Re:	Sotheby’s

Form 10-K For The Fiscal Year Ended December 31, 2008

Filed February 27, 2009

Form 10-Q For The Quarterly Period Ended March 31, 2009

Filed May 8, 2009

Form 8-K

Filed March 3, 2009

File No. 001-09750

Dear Ms. Jacobs, Ms. Collins, Mr. Gilmore and Mr. Jacobson:

On behalf of Sotheby's (hereinafter "Sotheby's" or the "Company"), I am responding to your comment letter dated May 26, 2009. Thank you for giving us an extension enabling us to respond fully to your comments. For your ease of reference, we have included your original comments below and have provided our responses thereafter. Please note that this response omits confidential information included in the unredacted version of this letter that was delivered to you on June 22, 2009.

Pursuant to the Securities and Exchange Commission's ("Commission") Rule 83, 17 C.F.R. 200.83, Sotheby's requests confidential treatment for portions of our responses to Comments No. 7 and 9 (including a portion of the accompanying Introductory Summary), and 16, and 17. Specifically, we request that these portions, as indicated by [***], be maintained in confidence, not be made part of any public record and not be disclosed to any person, because each such portion contains confidential information, the disclosure of which would cause Sotheby's serious competitive harm. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act ("FOIA") or otherwise, Sotheby's respectfully requests that we be notified immediately so that we may further substantiate this request for confidential treatment under Commission Rule 83. Please address any notification of a request for access to such documents to the undersigned, with a copy to Catherine Dixon, Weil, Gotshal & Manges LLP, 1300 Eye St., N.W., Washington, D.C., 20005.

Confidential Treatment Requested by Sotheby's Pursuant to Rule 83

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 22, 2009

Form 10-K For The Fiscal Year Ended December 31, 2008

Item 1A. Risk Factors, page 7

1.

Please revise the subcaptions in future filings to adequately describe the risk discussed in the risk factor, as well as how it impacts you. See Item 503(c) of Regulation S-K. Please note that this comment also applies to your filings on Form 10-Q.

In future Form 10-K and Form 10-Q filings, we will revise the subcaptions to enhance the description of each risk factor and improve our disclosure of how each such risk factor impacts or potentially could impact Sotheby’s.

Item 8. Financial Statements and Supplementary Data

Note B. Summary of Significant Accounting Policies

Revenue Recognition, page 58

2.

We note in your disclosure that auction commission revenues are recognized at the time of the auction sale. Additionally, we note that private sale commissions are recognized when an agreement with the purchaser is finalized and the Company has fulfilled its obligations with respect to the transaction. Please provide us with a detailed description of the terms of these services and tell us how you considered each of the criteria of SAB Topic 13.1.A in determining when to recognize revenue and how you determine when each of the identified criteria has been met.

Auction Commission Revenues

Sotheby’s principal role as an auctioneer is to identify, evaluate and appraise works of art through its international staff of specialists; to stimulate buyer interest through professional marketing techniques; and to match sellers and buyers through the auction process. Sotheby’s acts as the seller’s agent in the sale of property, invoices the buyer for the purchase price of the property (including the commission owed by the buyer), receives payment from the buyer and remits to the seller the net sale proceeds after deducting its commissions, expenses and applicable taxes and royalties. Sotheby’s commissions include those paid by the buyer (“buyer’s premium”) and those paid by the seller (“seller’s commission”) (collectively, “auction commission revenue”), both of which are calculated as a percentage of the hammer price of the property sold at auction. For the fiscal years ended December 31, 2008,

Confidential Treatment Requested by Sotheby's Pursuant to Rule 83

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 22, 2009

2007 and 2006, auction commission revenue represented approximately 91%, 83% and 83%, respectively, of our consolidated revenues.

On the fall of the auctioneer’s hammer, the highest bidder becomes legally obligated to pay the full purchase price, which includes the hammer price of the property purchased plus the buyer’s premium, and the seller is legally obligated to relinquish the property in exchange for the hammer price less any seller’s commissions. Auction commission revenues are recognized at the time of the auction sale (i.e., when the auctioneer’s hammer falls), which is the point in time when we have substantially accomplished what we must do to be entitled to the benefits represented by the auction commission revenues. Subsequent to the date of the auction sale, our remaining activities relate only to the collection of the purchase price from the buyer, the remittance of the net sale proceeds to the seller and the shipment of the purchased property to the buyer. These remaining service obligations are not an essential part of the auction services that we provide and are considered to be inconsequential and perfunctory when compared to our other performance obligations (i.e., the presale due diligence activities to authenticate and determine the ownership history of the property, the presale marketing and exhibition of the property and the matching of the seller to a buyer at an auction).

We considered each of the criteria of SAB Topic 13.1.A in determining when to recognize auction commission revenues as follows:

(1)	Persuasive evidence of an arrangement exists

•

Prior to the date of the auction sale, we execute a consignment agreement with the seller of the property being offered at auction. The consignment agreement stipulates the terms under which the consigned property is being offered for sale, including the commission to be paid by the seller.

•

Before bidding at auction, potential buyers sign an acknowledgement agreeing to be legally bound by the Conditions of Sale that are published in the catalogue for each sale. According to these Conditions of Sale, on the fall of the auctioneer’s hammer, the highest bidder becomes legally obligated to pay the full purchase price.

(2)	Delivery has occurred or services have been rendered

•	Our auction services are considered to be rendered when the consigned property sells at auction (i.e., when the auctioneer’s hammer falls). At

Confidential Treatment Requested by Sotheby's Pursuant to Rule 83

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 22, 2009

this point, we have fulfilled our principal obligations with respect to the auction sale, which include:

–	The matching of the seller to a buyer at an auction.

–	The performance of pre-sale due diligence activities to authenticate and determine the ownership history of the property being offered at auction.

–	The presale marketing and exhibition of the property being offered at auction.

(3)	The seller’s price to the buyer is fixed and determinable

•	As of the date of the auction sale, our auction commission revenue is fixed and determinable based on:

–	The hammer price of the property sold at auction.

–	Our published buyer’s premium rate structure, which is published in the Conditions of Sale to which each buyer is legally bound.

–	The seller’s commission rate stipulated in our agreement with the seller of the property.

(4)	Collectibility is reasonably assured

•

A substantial portion of our clients consist of high net-worth individuals and art dealers with whom we have long-standing relationships and who have demonstrated a favorable payment history over a number of years. In determining which buyers may bid at auction, we employ a risk-based approach that takes into account an array of factors including the value of the property being offered and our collection experience with specific buyers. All clients who attend our high-end Impressionist Art and Contemporary Art auctions are approved prior to the auction and must either have purchased and paid for a minimum of $100,000 of property at prior Sotheby’s auctions or supplied us with financial references. Furthermore, for certain bidders, we perform additional due diligence procedures including the obtaining of bank references and financial statements.

Confidential Treatment Requested by Sotheby's Pursuant to Rule 83

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 22, 2009

•

Subsequent to the date of the auction, we continually evaluate the collectibility of amounts due from buyers and only recognize auction commission revenue to the extent that it is probable that the buyer will be able to meet its financial obligations to us.

Private Sale Commissions

Private sale commissions are earned through the brokering of purchases and sales of fine art, jewelry and collectibles. Similar to auction sales, the principal service that we provide in a private sale transaction is the matching of the seller to a buyer. Additionally, as a significant part of our private sale services, we perform presale due diligence activities to authenticate and determine the ownership history of the property being sold. For the fiscal years ended December 31, 2008, 2007 and 2006, private sale commissions represented approximately 5%, 6% and 4%, respectively, of our consolidated revenues.

The timing of revenue recognition for private sale commissions is evaluated on a case-by-case basis and in large part is dependent upon whether an executed Buyer Agreement (as defined below) is in place. Additionally, a careful analysis of the individual facts and circumstances is performed for each transaction to fully understand our obligations and performance requirements related to the transaction.

We considered each of the criteria of SAB Topic 13.1.A in determining when to recognize private sale commissions as follows:

(1)	Persuasive evidence of an arrangement exists

•

Private sales are initiated by a client wishing to sell property with Sotheby’s acting as its exclusive agent in the transaction. Such arrangements are evidenced by a legally binding agreement between Sotheby’s and the seller (a “Seller Agreement”), which outlines the terms of the arrangement including the desired sale price and the amount or rate of commission to be earned.

•

In certain situations, we also execute a legally binding agreement with the buyer stipulating the terms of the transaction (a “Buyer Agreement”). For these transactions, the Buyer Agreement coupled with the Seller Agreement, provides persuasive evidence of an arrangement.

Confidential Treatment Requested by Sotheby's Pursuant to Rule 83

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 22, 2009

•

In the absence of an executed Buyer Agreement, we defer revenue recognition until we have performed our substantive service obligations in the transaction, the buyer has paid the full purchase price evidencing the terms of the arrangement and the exchange between the buyer and the seller has occurred.

(2)	Delivery has occurred or services have been rendered

•

In transactions with a Buyer Agreement, our services are performed on the date that the Buyer Agreement is executed. At this point, any remaining service obligations are inconsequential and perfunctory. Such remaining service obligations normally relate only to the collection of the purchase price from the buyer, the remittance of the net sale proceeds to the seller and the shipment of the purchased property to the buyer. These remaining service obligations are not an essential part of the services that we provide in a private sale transaction and are considered to be inconsequential and perfunctory when compared to our other performance obligations (i.e., the presale due diligence activities to authenticate and determine the ownership history of the property and the matching of the seller to a buyer).

•

In rare situations, our pre-sale due diligence activities to authenticate and determine the ownership history of the property being offered for private sale may not be completed by the time the Buyer Agreement is executed. In such situations, we defer revenue recognition until such procedures are performed. In other rare situations, the Buyer Agreement may stipulate that the buyer has the right to inspect the property before the transaction is completed. In these situations, we defer revenue recognition until inspection and buyer acceptance has occurred.

•

In the absence of an executed Buyer Agreement, we defer revenue recognition until we have performed our substantive service obligations in the transaction, the buyer has paid the full purchase price evidencing the terms of the arrangement and the exchange between the buyer and the seller has occurred.

(3)	The seller’s price to the buyer is fixed and determinable

•	Our private sale commission is considered fixed and determinable at the earlier of either the execution of both the Buyer Agreement and

Confidential Treatment Requested by Sotheby's Pursuant to Rule 83

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 22, 2009

Seller Agreement or the payment of the full purchase price by the buyer demonstrating the completion of the exchange between the buyer and the seller.

(4)	Collectibility is reasonably assured

•

As noted above, a substantial portion of our clients consist of high net-worth individuals and art dealers with whom we have long-standing relationships and who have demonstrated a favorable payment history over a number of years. As a result, we have sufficient information with which to assess the creditworthiness of buyers in private sales transactions.

•

We continually evaluate the collectibility of amounts due from buyers and only recognize private sale commissions to the extent that it is probable that the buyer will be able to meet its financial obligations to us.

Note D. Receivables, page 67

3.

We note that your standard payment terms from purchasers is 30 days, although at times you provide extended payment terms to certain buyers in which the amount and length of extended payment terms vary. Tell us how you recognize revenue when an arrangement involves extended payment terms, including the accounting guidance you are relying on.

For the majority of our auction sales, payments from buyers are due within 30 days from the sale date and consignor payments are made 35 days from the sale date. However, for specific collecting categories (e.g., Impressionist Art, Contemporary Art and Jewelry) extended payment terms are commonly provided to buyers who are well-known to Sotheby’s in order to support and market a sale. Such terms typically extend the payment due date from 30 days to a date that is no greater than one year from the sale date. We believe that because extended payment terms of up to one year are commonly provided to buyers that are well-known to Sotheby’s for sales in specific collecting categories, such situations are excluded from the scope of APB 21, “Interest on Receivables and Payables.” As a result, in such situations, accounts receivable from buyers are recognized at the full contractual amounts due and are not discounted at the time the related auction commission revenues are recognized. As discussed in our response to Comment No. 2, auction commission revenues are recognized at the time of the auction sale (i.e., when the auctioneer’s hammer falls).

Confidential Treatment Requested by Sotheby's Pursuant to Rule 83

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 22, 2009

On rare occasions for sales of high-end Impressionist Art and Contemporary Art, we enter into arrangements with buyers who are well-known to Sotheby’s which extend the payment due date beyond one year from the sale date. Over the past three years, we have entered into only two arrangements with buyers that extended the respective payment due dates beyond one year from the sale date and for which we did not charge a market rate of interest. Both of these arrangements were entered into in 2008. One of these arrangements related to our February 2008 Contemporary Art sale in London and the other related to our November 2008 Impressionist Art sale in New York. For these two transactions, we also recognized the accounts receivable from the buyers at the full contractual amounts due and did not record a discount to recognize an imputed market rate of interest in accordance with APB 21, resulting in an error that overstated net income by $1.8 million for the year ended December 31, 2008. We evaluated the impact of this error and concluded that the impact of not imputing interest was not qualitatively or quantitatively material to our consolidated income statement for the year ended December 31, 2008 considering all criteria provided in SAB No. 99, “Materiality.” Quantitatively, this error when considered with the unadjusted errors that were discovered in connection with our annual audit resulted in an overstatement of net income for the year ended December 31, 2008 of $589 thousand and $2.9 million utilizing the rollover method and iron curtain method of assessing errors, respectively. Moreover, we assessed the impact of these errors on each of the 2008 quarterly income statements, as well as the income statement for the quarterly period ended March 31, 2009 using the rollover and iron curtain methods, and also concluded that these errors were not material from a qualitative or quantitative perspective.

In future Form 10-K and Form 10-Q filings, we will update our disclosures to clarify under what circumstances we provide extended payment terms to buyers. Notwithstanding the immateriality of these errors, in the future, we will continue to monitor for situations in which we enter into arrangements with buyers extending their payment due date beyond one year from the sale date to ensure that we are appropriately accounting for such transactions.

Note G. Goodwill, page 71

4.

We note in your disclosure that based on the results of your October 31, 2008 annual impairment test for goodwill, you recognized an impairment loss of $11.1 million in the fourth quarter of 2008 representing the remainder of the goodwill allocated to your Dealer segment. Considering the economic environment and the Company’s significant decrease in market capitalization from the end of the third quarter to the time you filed the September 30, 2008 Form 10-Q, please tell us how your MD&A disclosures in such filing adequately addressed any known

Confidential Treatment Requested by Sotheby's Pursuant to Rule 83

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 22, 2009

trends and uncertainties that were reasonably likely to have a material impact on your results of operations and explain further how you determined that the Company adequately addressed the potential impact of these trends on your financial position (i.e. impairment of assets such as goodwill). In this regard, tell us how you considered providing disclosure in the September 30, 2008 Form 10-Q that addressed the existence of negative factors that may have impacted the recoverability of your goodwill. In addition, tell us how you considered updating your risk factor disclosures to address the potential impairment given the significant decline in your stock price. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release Nos. 33-6835 and 33-8350.

The goodwill impairment loss recognized in the fourth quarter of 2008 was solely attributable to Noortman Master Paintings, which is a component of our Dealer segment. Prior to the recording of this loss, we had two reporting units with goodwill including our auction business and Noortman Master Paintings, an art dealer specializing principally in Old Master Paintings that was acquired in June 2006. To put Noortman Master Paintings in perspective in relation to our market capitalization, this reporting unit represents less than 1% of the fair value of our total equity. Accordingly, we would not expect there to be a meaningful correlation between our market capitalization and the results or financial condition of Noortman Master Paintings.

Moreover, there are distinct differences between these two reporting units. First, Noortman Master Paintings is an art dealer that sells works of art directly to private collectors and museums. An art dealer principally owns works of art and conducts a relatively lower volume of sales transactions when compared to an auctioneer, which conducts transactions as an agent. Second, Noortman Master Paintings principally specializes in Old Master Paintings, which historically has been a more stable collecting category than Impressionist Art or Contemporary Art. Our stock price has been heavily influenced by the results of our Impressionist Art and Contemporary Art sales, as these collecting categories have recently represented approximately 50% of our consolidated auction sales. For example, between November 7, 2007 and November 8, 2007, after a disappointing auction of Impressionist Art, our stock price dropped from $50.07 to $35.84.

From the end of the third quarter to the time we filed the September 30, 2008 Form 10-Q, there were no known trends, events, demands or uncertainties that would have caused us to conclude that it was reasonably likely that an impairment loss would be recorded for Noortman Master Paintings. During that period, the significant decrease in our market capitalization was largely due to the disappointing auction sale results and auction guarantee losses associated with our early October sales in Hong Kong,

Confidential Treatment Requested by Sotheby's Pursuant to Rule 83

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 22, 2009

the October mid-season Contemporary Art auction in London and the November 3rd Impressionist Art auction in New York, as well as the potential impact of the economic environment on our Contemporary Art auctions which occurred on November 11th and 12th.

From 2004 to 2007, the Impressionist Art and Contemporary Art markets experienced substantial growth and were, therefore, most significantly impacted by the recent economic downturn. The Old Master Paintings market experienced less significant growth during this peak and historically has been more stable than the Impressionist Art and Contemporary Art markets. Accordingly, it was not apparent as of the date of the September 30, 2008 Form 10-Q filing that the economic downturn would have a material adverse impact on the business of Noortman Master Paintings.

We broadly addressed the uncertainties in the global economy in Item 1A, Risk Factors, of the September 30, 2008 Form 10-Q. In the first risk factor, we discuss that our earnings are significantly influenced over time by the overall strength of the various worldwide economies and financial markets, although this correlation may not be immediately evident in the short-term. Additionally, we believe that the disclosure of goodwill as a Critical Accounting Estimate in our Form 10-K for the year ended December 31, 2007 highlights for investors the subjective judgments, assumptions and estimates inherent in assessing the recoverability of goodwill. Nonetheless, we will continue to evaluate opportunities to clarify and enhance the risk factors disclosed in our future Form 10-K and Form 10-Q filings to address the potential impairment of assets, as part of the broader risk-factor review discussed in our response to Comment No. 1.

Note M. Shareholders’ Equity, Dividends and Share-Based Payments, page 81

5.

We note in your disclosure that prior to vesting, holders of your Restricted Stock shares have the right to receive dividends, if any, and holders of RSU’s have the right to receive dividend equivalents. Clarify whether the holders of unvested Restricted Stock shares and RSU’s have nonforfeitable rights to dividends or dividend equivalents. In this regard, clarify whether you consider these awards to be participating securities that should be included in your computation of earnings per share under the two-class method. Refer to FSP EITF 03-6-1.

Holders of unvested Restricted Stock shares have nonforfeitable rights to dividends and holders of unvested RSU’s have nonforfeitable rights to dividend equivalents. As such, these awards are participating securities that should have been included in our computation of basic and diluted loss per share under the two-class method for the quarterly periods ended March 31, 2009 and 2008. However, for these periods, we

Confidential Treatment Requested by Sotheby's Pursuant to Rule 83

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 22, 2009

did not reflect these awards as participating securities in our computation of basic and diluted loss per share. Reflecting these awards as participating securities would have decreased the net loss attributable to common shareholders used in the numerator of our basic and diluted loss per share computation by $1.8 million and $0.6 million, respectively, and would have decreased our basic loss per share by $0.03 (from $0.53 to $0.50) and $0.01 (from $0.19 to $0.18) for the quarterly periods ended March 31, 2009 and 2008, respectively. Reflecting these awards as participating securities would not have impacted our diluted loss per share.

We believe that the impact of omitting these awards from our calculation of loss per share was not quantitatively material to our consolidated financial statements for the periods nor was it qualitatively material when taking into consideration the criteria provided in SAB No. 99, “Materiality.” In future periods, we will include the impact of these participating securities in our computation of earnings (loss) per share.

Item 10. Directors, Executive Officers and Corporate Governance, page 99

Incorporated by Reference to Definitive Proxy Statement Filed March 26, 2009

Corporate Governance, page 8

Ethical Conduct, page 11

6.

We note your disclosure that you have a code of ethics and that you disclose amendments or waivers by posting information concerning them on your website. In future filings, if you have elected to meet the requirements of Item 406(c) of Regulation S-K by posting the code of ethics on your website, please disclose the fact that you have posted your code of ethics on your website. See Item 406(c) of Regulation S-K.

We have posted our Code of Business Conduct and Ethics (hereinafter, “Code of Conduct”) on our corporate website and noted the website availability of that document on page 12 of our 2009 Proxy Statement, under the caption Availability of Corporate Governance Documents. In the future, we will also reference the website availability of the Code of Conduct (and any amendments or waivers with respect to the Code of Conduct) in the section of the Proxy Statement that addresses Ethical Conduct.

Item 11. Executive Compensation, page 99

Incorporated by Reference to Definitive Proxy Statement Filed March 26, 2009

Confidential Treatment Requested by Sotheby's Pursuant to Rule 83

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 22, 2009

Compensation of Executive Officers, page 15

Compensation Discussion and Analysis, page 15

Introductory Summary of Company Incentive Compensation Procedures

•

As described on page 16 of our 2009 Proxy Statement (Individual Performance: The Committee’s Evolving Incentive Compensation Philosophy), following the engagement of a new compensation consultant and an extensive review of our compensation practices in 2007, the Company’s Compensation Committee decided to change its compensation philosophy to de-emphasize Company-wide performance goals and focus on individual efforts tied in to the Company’s client-focused strategic initiatives. These initiatives were a key component of a newly developed confidential long-term strategic plan.

•

Each year the management of the Company prepares and presents to the Board of Directors an operating plan for the upcoming year. The annual operating plan includes financial objectives and describes key strategic and tactical initiatives designed to achieve those objectives.

•

Achievement of the objectives and initiatives outlined in the annual operating plan is itself a performance goal that is shared collectively by all members of senior management. It is not, however, set forth as a specific individual goal of the Company’s Named Executive Officers, or NEOs, other than the CEO, and is not used as a specific measure in determining NEO pay.

•

There are two basic financial measures that affect NEO compensation. The first is the achievement of a single financial threshold established under the Company’s Internal Revenue Code Section 162(m) plan (hereinafter, “162(m) plan”). We refer to the 162(m) plan as the Executive Bonus Plan, or “EBP”. As described on page 19 of our 2009 Proxy Statement (2008 EBP), for 2008 that threshold was established as $100 million of EBITDA. Apart from determining objectively whether the pay for NEOs is eligible for tax-deductibility under 162(m), this EBP target has no other applicability to the determination of executive compensation. The Compensation Committee established a $3 million individual maximum award payable under the 162(m) plan in order to provide an amount sufficiently large to cover any likely award, even for a year of extraordinary performance. The 2008 individual maximum award corresponds to the EBP $3 million individual maximum award approved by shareholders on May 7, 2007. The Compensation Committee may adjust this amount down from year to year (and did so for 2009).

Confidential Treatment Requested by Sotheby's Pursuant to Rule 83

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 22, 2009

•

The other financial measure that affects executive compensation is described on page 18 of our 2009 Proxy Statement (The Annual Incentive Compensation Pool). The Company’s Compensation Committee has determined that a portion of the Company’s annual EBITDA should be used to create a pool for the payment of annual incentive compensation across the Company. The portion available is set as a range of percentages of EBITDA. Once the Company’s EBITDA for the year has been determined, the Compensation Committee uses its subjective judgment to determine where within the range to establish the actual pool. Within prescribed limits, the Compensation Committee may then further adjust the pool upward or downward based on its assessment of a number of subjective factors that are tied to initiatives set forth in the Company’s long-term strategic plan.

•

Having established the pool available to award annual incentive compensation, the Compensation Committee next looks at the individual NEOs to determine what portion of the pool should be paid to each executive. The Compensation Committee’s judgment with respect to each NEO is based on a number of factors, including general performance, leadership, contribution to the Company’s long-term strategic goals, and achievement of the annual operating plan and of a number of previously established and approved individual goals. No element of this review is formulaic, and there is no specific weighting of any of the factors considered.

•

At the beginning of each year, individual goals for the CEO are approved by the Compensation Committee; goals for all other NEOs are approved by the CEO. The individual goals established for NEOs may be tied directly to the strategies outlined in the long-term strategic plan or may entail specific projects that management and the Compensation Committee determine would be beneficial. In 2008, with the exception of the CEO, none of the individual goals for NEOs included specific financial targets. They did, however, include sensitive strategic and tactical objectives that, if disclosed, would be competitively harmful to the Company. For example, [***].

•

Before making a determination of the compensation of NEOs, the Compensation Committee is presented with a written assessment of each NEO’s overall contribution which addresses all elements of that executive’s performance rather than specific achievement of pre-set goals. The Compensation Committee uses the assessments to guide its determination of individual incentive compensation awards. If the established EBP threshold has been reached, the Compensation Committee exercises its downward discretion (as described on page 19 of our 2009 Proxy Statement, (2008 EBP)) to reduce the $3 million maximum awards available under the 162(m) plan accordingly.

Confidential Treatment Requested by Sotheby's Pursuant to Rule 83

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 22, 2009

7.

In future filings, your compensation discussion and analysis should provide expanded analysis of the elements and levels of incentive compensation paid to the named executive officers. Throughout your compensation discussion and analysis, and as to each compensation element, you should provide an analysis of how you arrived at and why you paid each particular level and form of compensation. You provide little analysis of how the application of the predetermined corporate financial goals and the level of achievement of individual performance objectives resulted in the actual payout amounts and forms of compensation set forth in the Summary Compensation Table. For example, your disclosure on page 19 appears to suggest that the maximum individual target bonus opportunity for each named executive office in 2008 was $3 million, but you do not discuss and analyze how you determined the actual amount and kind of incentive compensation awarded to each named executive officer.

In future filings, we will expand the analysis of the elements and levels of incentive compensation paid to the NEOs.

As described on page 18 of the Compensation Discussion and Analysis in our 2009 Proxy Statement (The Annual Incentive Compensation Pool), the Compensation Committee of the Board of Directors applies a quantitative framework to establish a Company-wide incentive compensation pool to fund incentive compensation awards to NEOs and to all other employees. The size of the incentive compensation pool falls within a predetermined percentage range of the Company’s EBITDA for the year; the Compensation Committee then determines the precise amount within the range to be awarded by considering various qualitative factors relating to specific elements of the Company’s confidential multi-year strategic and operating plans. For example, [***]. Next, as described under Evaluating Employees: Were Individual Performance Goals Met?, at year-end, the Company engages in a performance management review process for each NEO and for all other employees regarding individual financial and non-financial performance objectives that were previously set at the beginning of the year. In determining the particular level of incentive compensation awarded to an NEO, the Compensation Committee considers the size of the incentive compensation pool and the extent to which the NEO has met various objectives for the year as well as other aspects of job performance. The Compensation Committee uses its subjective judgment to determine the incentive compensation awarded to each NEO. The amount and type of incentive compensation paid to each NEO is not derived formulaically. (For more information on this determination, please see our responses to Comments No. 9 and No. 10, below.)

Confidential Treatment Requested by Sotheby's Pursuant to Rule 83

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 22, 2009

The Company developed the EBP in order to establish an objective threshold for eligibility to receive incentive compensation which qualifies for deductibility under Section 162(m) of the Internal Revenue Code. In 2008, the maximum individual award payable under the EBP was $3 million, as noted on page 19 of our 2009 Proxy Statement (2008 EBP). However, the Compensation Committee applies downward discretion to lower individual awards from the $3 million maximum to the actual amounts awarded by applying the process outlined above, which is used to determine all incentive compensation awards throughout the Company. As shown in the Summary Compensation Table in our 2009 Proxy Statement, actual incentive compensation awards in respect to 2008 were far less than the EBP $3 million individual maximum. This maximum award level was established by the Compensation Committee early in 2008 to comply with Section 162(m) of the Internal Revenue Code and was set at the $3 million level in order to provide an amount sufficiently large to cover any likely award, even for a year of extraordinary performance. The 2008 individual maximum award corresponds to the EBP $3 million individual maximum award fixed in the plan as approved by shareholders on May 7, 2007. The Compensation Committee may adjust this amount down from year to year (and did so for 2009).

8.

In future filings please provide additional detail and analysis of how corporate performance contributed to actual compensation for the named executive officers. For example, you state that in 2008, the $100 million EBITDA performance threshold established by the committee at the beginning of the year was achieved, and that the committee then used downward discretion under the Executive Bonus Plan to lower the named executive officers’ incentive awards. It is unclear from your disclosure: (i) whether the named executive officers would have qualified for any payment under the Executive Bonus Plan if the Company had not surpassed the $100 million EBITDA threshold, (ii) whether any corporate performance targets other than EBITDA were used, (iii) how exceeding the EBITDA target correlated to the amount and kind of performance-based compensation awarded to each named executive officer, and (iv) how the exercise of downward discretion impacted the amount of compensation awarded to each named executive officer.

In future filings we will provide additional clarification in respect to the contribution of corporate performance to actual compensation decisions for NEOs. Below, please find responses corresponding to your specific questions above ((i)–(iv)) regarding the $100 million EBITDA performance threshold established under the Company’s EBP.

(i)    The NEOs would not have qualified for or received any payment under the EBP with respect to 2008 performance if the Company had not achieved the $100 million

Confidential Treatment Requested by Sotheby's Pursuant to Rule 83

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 22, 2009

EBITDA threshold. If the EBP 2008 performance threshold was not met, any incentive awards made to an NEO would be at the discretion of the Compensation Committee and would not qualify for the deduction for performance-based compensation under Section 162(m) of the Internal Revenue Code.

(ii)   No performance targets other than EBITDA were used to determine whether payments would be available under the EBP with respect to 2008 performance. Actual NEO awards were determined through the annual incentive compensation pool as described in the Introductory Summary and in the response to Comment No. 7 above.

(iii)  The correlation between exceeding the EBITDA threshold under the EBP in 2008 and performance-based compensation for NEOs only applies to the extent that the compensation qualifies for a deduction as performance-based compensation under Section 162(m) of the Internal Revenue Code. The determination of the size and type of awards is based upon the size of the annual incentive compensation pool and the achievement of personal financial and non-financial goals and other aspects of job performance as described in the Introductory Summary and in the response to Comment No. 7, above.

(iv) NEO performance-based compensation is determined under the EBP by applying downward discretion such that the amount of individual awards to NEOs reflects the achievement of personal financial and non-financial goals and other aspects of job performance under the annual incentive compensation program described in the response to Comment No. 7, above.

9.

In future filings, please provide additional detail and an analysis of how individual financial and non-financial performance contributed to actual compensation for the named executive officers, including specific contributions your compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K. Clearly explain the link between individual performance goals and the amount and kind of compensation awarded under the Executive Bonus Plan to each of your named executive officers.

In future filings, we will provide additional detail and analysis, to the extent that we can do so without divulging information that would be competitively harmful. If competitively harmful information is excluded, we will provide an assessment of the degree of difficulty associated with the accomplishments considered by the Compensation Committee in determining individual annual incentive compensation.

Confidential Treatment Requested by Sotheby's Pursuant to Rule 83

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 22, 2009

Consistent with our performance management process, NEO performance goals and associated performance measurements are established and approved at the beginning of each year. Individual goals for the CEO are approved by the Compensation Committee and goals for all other NEOs are approved by the CEO. In addition to the goals relating to the overall financial performance of the Company, or particular units of the Company, NEOs may establish goals in categories relating to improving the Company’s internal capabilities and processes, furthering the Company’s client-centered strategy, developing specific client relationships, or the recruitment and/or development of staff. The totality of each NEO’s accomplishments in respect to these agreed goals, along with his additional accomplishments and contributions in addressing unanticipated challenges and opportunities throughout the year, is reviewed at year end by the CEO, or in the case of the CEO by the Compensation Committee, consistent with the Company-wide performance management process. The Compensation Committee’s review of NEO individual goals is described on page 18 of the Compensation Discussion and Analysis in our 2009 Proxy Statement (Evaluating Employees: Were Individual Performance Goals Met). A written synopsis of each NEO’s performance and recommended incentive awards is prepared by the CEO and Executive Vice President of Human Resources and submitted to the Compensation Committee prior to their review. These synopses include confidential assessments of each NEO’s performance against the Company’s confidential multi-year strategic initiatives. For example, [***].

The Compensation Committee discusses each NEO’s performance, asking questions of the CEO and Executive Vice President of Human Resources where necessary. The Compensation Committee then uses the NEO assessments to guide its determination of individual incentive compensation awards. If the established EBP threshold has been reached, the Compensation Committee exercises its downward discretion from the $3 million ceiling to deliver awards consistent with the funding levels derived from the annual incentive pool as described in the response to Comment No. 7 above. This process considers performance against a wide variety of performance goals and no relative weighting is assigned to any individual goal. As noted in the Introductory Summary and in the response to Comment No. 10 below, the description of individual NEO goals in our 2009 Proxy Statement would be competitively harmful.

10.

We note that you have not included a qualitative discussion and analysis of individual financial performance targets. Item 402(b)(2)(v) and (vi) of Regulation S-K require appropriate disclosure of the specific items of corporate

Confidential Treatment Requested by Sotheby's Pursuant to Rule 83

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 22, 2009

performance that are taken into consideration in setting compensation policies and making compensation decisions and how specific forms of compensation are structured and implemented to reflect these performance items. Please confirm that you are relying on instruction 4 to Item 402(b) of Regulation S-K to omit these targets and that you have a competitive harm analysis that supports your reliance on that instruction. Regardless of whether you are relying on Instruction 4, in future filings, please provide a detailed qualitative discussion of the individual financial performance targets, how each named executive officer performed against applicable targets and how this impacted the amount of incentive-based compensation actually awarded.

We are relying on Instruction 4 to Item 402 (b) of Regulation S-K to omit the specific items of corporate performance that are taken into consideration in setting compensation policies and making compensation decisions and how specific forms of compensation are structured and implemented to reflect these performance items. We have conducted a competitive harm analysis to support our reliance on that instruction.

Corporate Performance

As explained in the Introductory Summary of Company Incentive Compensation Procedures provided earlier in this letter, there are two corporate financial measures that directly affect NEO compensation. One is the achievement of the financial threshold established under the Company’s 162(m) plan (the EBP). The $100 million EBITDA 162(m) threshold is disclosed on page 19 of the Company’s 2009 Proxy Statement (2008 EBP). As noted in the Introductory Summary, apart from determining whether the pay of NEOs is eligible for tax deductibility, the 162(m) threshold has no other applicability to the determination of executive compensation.

The other financial measure that directly affects NEO compensation is the portion of the Company’s annual EBITDA that is allocated to the annual incentive compensation pool, as more fully described in the Introductory Summary and on page 18 of our 2009 Proxy Statement. We believe that the disclosure of the specific details of that measure would result in significant competitive harm to the Company. The art business, and in particular the art auction business, is highly competitive. While Sotheby’s competes with many dealers and auctioneers worldwide, it has one principal competitor with which it fiercely competes on a daily basis for consignments, for private sale opportunities, and for global market share. Sotheby’s also competes with that principal competitor for the services of art specialists, client relationship managers and other executives who form the backbone of our business. Our principal competitor is a private company and is not subject to the disclosure

Confidential Treatment Requested by Sotheby's Pursuant to Rule 83

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 22, 2009

obligations that we face as a public company. Sotheby’s does not provide specific guidance to investors regarding earnings or EBITDA. Providing detail regarding the percentage of corporate EBITDA allocated to the annual incentive compensation pool and the subjective factors used by the Compensation Committee to adjust the size of the pool would provide our principal competitor with valuable information about our business, even on a retrospective basis. For example, it would enable our competitor to understand how much of our resources are being or have been devoted to compensation and how much might be available for other corporate purposes, such as providing competitive incentives to customers to win consignments. It could provide valuable insight into our strategic plan and tactical competitive actions. It might also enable our principal competitor to design compensation programs that might entice our executives to leave for what are perceived to be more lucrative pay opportunities. In future filings, we will provide an assessment of the degree of difficulty associated with the subjective factors used by the Compensation Committee to adjust the annual incentive compensation pool upward or downward.

Individual Performance

In the future, we will identify the general factors utilized by the Compensation Committee in establishing NEO compensation. As described in the Introductory Summary, those factors include general performance, leadership, contribution to the Company’s long-term strategic goals and achievement of the annual operating plan and a number of previously established individual goals. As noted in the Introductory Summary, with the exception of the CEO, none of the individual goals for NEOs included specific financial targets in 2008, although it is possible that financial targets may be a factor in NEO compensation in future years. The individual goals of the NEO’s are linked to the Company’s non-public strategic and operating plans and include competitive information, the disclosure of which could result in competitive harm to the Company, particularly in the hands of the Company’s principal global competitor. Specifically, disclosure of specific individual performance goals (some of which are noted in the Introductory Summary) might enable competitors to understand (i) the Company’s annual operating plans for revenue, spending and operating profit; (ii) the emphasis on certain regions or art market categories; (iii) cost saving initiatives; (iv) internal organizational realignments; and (v) the extent to which the Company calibrates its plans based on market/competitive conditions. Disclosure may also give our competitors insight into the Company’s short-term priorities and tactics and provide them with insight into how the Company might react to competitive pressures and market circumstances. In future filings, we will provide an assessment of the degree of difficulty for achieving individual performance goals set at the beginning of each year.

Confidential Treatment Requested by Sotheby's Pursuant to Rule 83

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 22, 2009

11.

On page 21 you state that in negotiating Mr. Ruprecht’s 2006 employment arrangement, your compensation committee considered CEO compensation levels for companies in five different groups, and that the Company has described in detail the results of this analysis in the compensation discussion and analysis included in the last two years’ proxy statements, including identifying the companies comprising each of the five groups. By referring to prior years’ proxy statements for further information, you appear to be incorporating by reference, which would require compliance with Exchange Act Rule 12b-23. This rule requires copies of the pertinent pages of the document containing such information to be filed as an exhibit. In the alternative, remove the reference to incorporation by reference and revise this section to include a materially complete description of the results of the compensation analysis and the companies comprising each of the five groups.

In future filings, we will remove the incorporation by reference statement and will include a materially complete description of the compensation analysis and the companies comprising each of the five groups. These groups are identified in Appendix A, attached hereto. The expected future disclosure will be substantially similar to that contained in our 2008 definitive Proxy Statement.

12.

We note that in setting named executive officer compensation, your compensation committee has relied to some degree on benchmarking. In future filings, please disclose the identity of the companies used for benchmarking purposes. See item 402(b)(xiv) of regulation S-K and Question 118.05 of the Division of Corporate Finance’s Compliance and Disclosure Interpretations of Regulation S-K.

A list of the companies that we have used for benchmarking purposes is attached hereto as Appendix A. In future filings, we will disclose the identity of companies used for benchmarking purposes, if applicable.

Item 13. Certain Relationships and Related Transactions and Director Independence, page 99

Incorporated by Reference to Definitive Proxy Statement Filed March 26, 2009

Certain Relationships and Related Party Transactions, page 43

Related Party Transactions Policy, page 43

Confidential Treatment Requested by Sotheby's Pursuant to Rule 83

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 22, 2009

13.

We note that you have a policy regarding the review and approval of related person transactions. In future filings, please include a statement of whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced. See Item 404(b)(1)(iv) of Regulation S-K.

We have a written Related Party Transaction Policy. In the future, we will include a statement indicating that the Related Party Transaction Policy is in writing.

Form 10-Q For The Quarterly Period Ended March 31, 2009

Note 9. Debt

14.

We note that you adopted FSP APB 14-1 on January 1, 2009. Tell us how you considered including all of the required disclosures in paragraphs 31 – 33 of FSP APB 14-1 related to your convertible notes issued on June 17, 2008.

All required disclosures in paragraphs 31–33 of FSP APB 14-1 relating to our convertible notes have been disclosed in either our Form 10-Q for the quarterly period ended March 31, 2009 or in our Form 10-K for the fiscal year ended December 31, 2008. We included comprehensive disclosures regarding the terms of the convertible notes and the related convertible note hedge and warrant transactions in our Form 10-K for the fiscal year ended December 31, 2008. Rather than duplicating these disclosures, we focused our disclosures relating to the convertible notes in our Form 10-Q for the quarterly period ended March 31, 2009 on the new disclosure requirements of FSP APB 14-1. Specific references to each of the disclosure requirements are presented below.

Paragraph 31 of FSP APB 14-1 requires that an entity disclose the following as of each date for which a statement of financial position is presented:

•	The carrying amount of the equity component.

–

In Note 9 of our Form 10-Q for the quarterly period ended March 31, 2009, we disclosed that as a result of the adoption of FSP APB 14-1 on January 1, 2009, we recorded an increase to additional paid-in capital of approximately $18 million (net of taxes) and a cumulative effect adjustment to retained earnings of approximately $2 million (net of taxes). In addition, we disclosed that the resulting equity component is not remeasured as long as it continues to meet the conditions for equity classification. As of March 31, 2009, the equity component of the convertible notes continued to meet the criteria for equity

Confidential Treatment Requested by Sotheby's Pursuant to Rule 83

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 22, 2009

classification. As a result, we believe that the disclosure requirement was satisfied as the carrying amount of the equity component would not have changed between the date of adoption and the March 31, 2009 balance sheet date. However, in future filings, we will explicitly state the carrying amount of the equity component at each balance sheet date.

•	The principal amount of the liability component, its unamortized discount, and its net carrying amount.

–

In Note 9 of our Form 10-Q for the quarterly period ended March 31, 2009, we explicitly stated the $200 million principal amount of the convertible notes and the $166.9 million net carrying amount as of March 31, 2009, as well as the $35 million discount recorded upon the adoption of FSP APB 14-1. The amount of the unamortized discount as of March 31, 2009 ($33.1 million) can be derived from these disclosures. However, in future filings, we will explicitly state the amount of the unamortized discount at each balance sheet date.

Paragraph 32 of FSP APB 14-1 requires that an entity disclose the following as of the date of the most recent statement of financial position that is presented:

•	The remaining period over which any discount on the liability component will be amortized.

–

In Note 9 of our Form 10-Q for the quarterly period ended March 31, 2009, we disclosed the June 15, 2013 maturity date of the convertible notes and explicitly stated that the remaining debt discount is being amortized over the remaining life of the convertible notes. The remaining period over which the discount on the liability component will be amortized can be derived from these disclosures. However, in future filings, we will explicitly state the remaining period over which the discount on the liability component will be amortized.

•	The conversion price and the number of shares on which the aggregate consideration to be delivered upon conversion is determined.

–

In Note I of our Form 10-K for the fiscal year ended December 31, 2008, we disclosed a thorough description of the conversion feature embedded in the convertible notes including the conversion price, the conversion rate per $1,000 principal amount of convertible notes, the

Confidential Treatment Requested by Sotheby's Pursuant to Rule 83

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 22, 2009

maximum number of shares of common stock that may be issued upon conversion, as well as the timing and conditions for conversion. We believe that these disclosures satisfy this requirement as there were no changes to the conversion price or the number of shares that may be delivered upon conversion subsequent to our Form 10-K filing for the fiscal year ended December 31, 2008.

•

The amount by which the instrument's if-converted value exceeds its principal amount, regardless of whether the instrument is currently convertible. This disclosure is required only for public entities.

–

As of March 31, 2009, the if-converted value of our convertible notes (approximately $53 million) did not exceed the $200 million principal amount. Therefore, this disclosure requirement was not applicable for our Form 10-Q for the quarterly period ended March 31, 2009.

•

Information about derivative transactions entered into in connection with the issuance of instruments within the scope of this FSP, including the terms of those derivative transactions, how those derivative transactions relate to the instruments within the scope of this FSP, the number of shares underlying the derivative transactions, and the reasons for entering into those derivative transactions.

–

In Note I of our Form 10-K for the fiscal year ended December 31, 2008, we included comprehensive disclosures regarding the convertible note hedge and warrant transactions entered into by us in connection with the issuance of the convertible notes. We believe that these disclosures satisfy this requirement as there were no changes related to the convertible note hedge and the warrant transactions subsequent to our Form 10-K filing for the fiscal year ended December 31, 2008.

Paragraph 33 of FSP APB 14-1 requires that an entity disclose the following for each period for which a statement of financial performance is presented:

•	The effective interest rate on the liability component for the period.

–	In Note 9 of our Form 10-Q for the quarterly period ended March 31, 2009, we disclosed the 7.75% effective interest rate on the liability component for the period.

Confidential Treatment Requested by Sotheby's Pursuant to Rule 83

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 22, 2009

•	The amount of interest cost recognized for the period relating to both the contractual interest coupon and amortization of the discount on the liability component.

–

In Note 9 of our Form 10-Q for the quarterly period ended March 31, 2009, we disclosed the $3.2 million in aggregate interest expense recognized for the quarterly period ended March 31, 2009. This amount relates to both the contractual interest coupon ($1.6 million) and the amortization of the discount on the liability component ($1.6 million). In future filings, we will separately disclose interest expense relating to both the contractual interest coupon and amortization of the discount on the liability component.

In the future, we will provide all of the disclosures required by FSP APB 14-1 on an interim basis in our Form 10-Q filings.

15.

We note on page 75 of your Form 10-K for the year ended December 31, 2008 that you entered into a registration rights agreement with the representatives of the initial purchasers of the Senior Notes pursuant to which the Company has agreed to consummate an offer to exchange the Senior Notes for a new issue of debt securities under the Securities Act of 1933 within 366 days of the issuance of the Senior Notes. Tell us how you considered FSP EITF 00-19-2 in determining whether to accrue for any additional interest payments to the holders of the Senior Notes.

According to the terms of the registration rights agreement, we are not required to consummate an exchange offer if (i) the Senior Notes become freely tradable before June 18, 2009, the 366th day after the issuance of the Senior Notes, and (ii) on or before such date, the restrictive legend on the Senior Notes has been removed. We considered the guidance in FSP EITF 00-19-2 and concluded that the payment of additional interest under the registration rights agreement was not probable as a result of:

•

Our determination that it was probable that the Senior Notes would become freely tradable before June 18, 2009. This determination was based on an analysis of Rule 144 under the Securities Act of 1933, and the conclusion that the Senior Notes held by our non-affiliates would become freely tradable (as defined in the registration rights agreement) before the required date. As required by Rule 144, so long as we did not fail to file any required reports under the Securities Exchange Act of 1934 (which failure we determined was

Confidential Treatment Requested by Sotheby's Pursuant to Rule 83

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 22, 2009

not probable), the mere passage of time would render the Senior Notes held by our non-affiliates freely tradable.

•

Our determination that it was probable that the restrictive legend on the Senior Notes would be removed before June 18, 2009. This determination was based on our discussions with the trustee under the Senior Notes and the conclusion that the Trustee would arrange for the removal of the restrictive legend when the Senior Notes became freely tradable.

In May 2009, the Senior Notes became freely tradable under Rule 144 of the Securities Act of 1933 and they no longer bear the restrictive legend.

Liquidity and Capital Resources, page 37

16.

We note in your disclosure regarding liquidity requirements that “Management believes that operating cash flows, cash balances and borrowings available under the BofA Credit agreement will be adequate to meet its anticipated short-term and long-term commitments, operating needs and capital requirements through the September 2010 expiration of the BofA Credit Agreement, subject to Sotheby’s ability to obtain waivers and/or amendments to the BofA Credit Agreement.” We also note in your disclosure that “Due to the continued downturn in the global economy and the international art market, management has determined that it is likely that Sotheby’s will not meet certain of the financial covenants in the BofA Credit Agreement as of June 30, 2009 based on current projected Net Auction Sales and operating results for the second quarter of 2009. As a result, management has commenced discussions with BofA regarding waivers and/or amendments to the BofA Credit Agreement, which would allow Sotheby’s to meet its financial covenants, but could impose additional restrictions on Sotheby’s, which could include a reduction in the available borrowing capacity.” Given the fact that it appears that the BofA Credit Agreement is a significant factor in your liquidity requirements, clarify whether you believe that you can meet your liquidity needs for the next 12 months. In addition, tell us how you considered disclosing your course of action if the Company is unable to secure the waivers and/or amendments to the BofA Credit Agreement and how the Company will be affected if the waivers and/or amendments are not granted and a default is declared. If you have no such plan, please state so. Refer to FRC 501.03(a) and Section IV of Interpretive Release 33-8350.

As of May 7, 2009, the date of our Form 10-Q filing for the quarterly period ended March 31, 2009, management fully believed that we would be successful in curing

Confidential Treatment Requested by Sotheby's Pursuant to Rule 83

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 22, 2009

the expected breach of certain financial covenants under the BofA Credit Agreement as of June 30, 2009 and that we would be successful in securing the necessary waivers and/or amendments to allow us to meet our liquidity needs for the following twelve months. This belief was based on the status of our ongoing discussions and negotiations with BofA through May 7, 2009. [***]. In our first quarter 10-Q, we also disclosed that if we were unable to secure the necessary waivers and/or amendments to the BofA Credit Agreement, then we expected to be able to secure additional capital and liquidity through the issuance of equity-linked securities (e.g., common or preferred stock). Because management believed that we would secure the necessary waivers and/or amendments, we concluded that it was not necessary to disclose the potential consequences of being unable to secure the necessary waivers and/or amendments in Liquidity and Capital Resources.

On a supplemental basis, we advise the Staff as follows. Subsequent to our Form 10-Q filing for the quarterly period ended March 31, 2009, [***].

We [***].

17.

Tell us how you considered providing a specific risk factor regarding your liquidity position. In this regard, we note that the risk factor disclosed on page 43 appears overly broad and does not provide a reader with specific information regarding the ability of the Company to comply with the covenants of the BofA Credit Agreement in the next quarter and your plans if you are unable to secure the waivers and/or amendments.

The risk factor disclosed on page 43 of our Form 10-Q filing for the quarterly period ended March 31, 2009 states that the inability to obtain sufficient capital resources and/or liquidity could adversely impact our operating flexibility and our future financial condition and/or results of operations. As of May 7, 2009, the date of our Form 10-Q filing for the quarterly period ended March 31, 2009, management fully believed that we would be successful in securing the necessary waivers and/or amendments on or before June 30, 2009 to cure the expected breach of certain financial covenants under the BofA Credit Agreement. [***]. However, we acknowledge that this risk factor could have been more focused on specific liquidity considerations, and we will undertake to provide a greater degree of specificity, where necessary or appropriate, in the risk-factor sections of our future Form 10-K and Form 10-Q filings pursuant to the broader review of our risk-factor disclosures that we have committed to in our response to Comment No. 1.

Form 8-K filed March 3, 2009

Confidential Treatment Requested by Sotheby's Pursuant to Rule 83

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 22, 2009

18.

We note your use of a non-GAAP measure in the Form 8-K noted above which excludes certain charges related to the impairment of goodwill and restructuring. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
•	the economic substance behind management’s decision to use such a measure;
•	the material limitations associated with the use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures since your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad.

In future earnings releases and related Form 8-K filings, we will enhance our disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of our non-GAAP financial measures. Additionally, we will review and, where necessary, enhance our disclosure controls and procedures relating to the disclosure of our use of non-GAAP financial measures.

In connection with responding to your comments, Sotheby's acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure made in the filings that are the subject of the Division of Corporation Finance's comment letter dated May 26, 2009;
•	the Staff's comments, or any changes we might make to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to each such filing; and

Confidential Treatment Requested by Sotheby's Pursuant to Rule 83

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 22, 2009

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*            *            *

We have attempted to respond fully to all of the Staff's comments, and where indicated above, will be in incorporating disclosure into future filings with the Commission. If you have any further questions on Comments No. 1, and 6 through 13, please contact Gilbert L. Klemann, our Worldwide General Counsel, at 212-894-1439. For any further questions on the remainder of the Comments, please do not hesitate to contact me at 212-606-7372.

Sincerely,

William S. Sheridan

Executive Vice President and Chief Financial Officer

cc:	Sotheby's Audit Committee
Sotheby's Compensation Committee
William F. Ruprecht, Director, President and Chief Executive Officer, Sotheby's

Gilbert L. Klemann, II, Executive Vice President, Worldwide General Counsel and Secretary, Sotheby's

Kevin M. Delaney, Senior Vice President, Controller and Chief Accounting Officer, Sotheby's

David Abdallah, Partner, Deloitte & Touche LLP

Confidential Treatment Requested by Sotheby's Pursuant to Rule 83

APPENDIX A

SOTHEBY’S

PEER GROUP COMPANIES

Group 1—Similar Financial Profile
Companies

Ametek, Inc.

Amphenol Corp.

Anchor BanCorp Wisconsin, Inc.

Brady, Corp.

Bucyrus International, Inc.

Certegy, Inc.

Coherent, Inc.

Courier Corp.

Cypress Semiconductor Corp.

Dade Behring Holdings Inc.

Excel Technology, Inc.

Fairpoint Communications, Inc.

First Financial Holdings, Inc.

Franklin Electric Co, Inc.

Gaylord Entertainment Co.

Harte Hanks, Inc.

Heartland Financial USA, Inc.

Heico Corp.

Horizon Health Corp.

Hyperion Solutions Corp.

IDEX Corp.

ITLA Capital Corp.

Kaydon Corp.

Komag Inc.

Massey Energy Co.

MRO Software, Inc.

Mykrolis Corp.

Pall Corp.

Parker Drilling Co.

Rayonier, Inc.

Republic Bancorp, Inc.

Savient Pharmaceuticals, Inc.

Titanium Metals Corp.

Trico Marine Services Inc.

United Community Financial Corp.

Viasys Healthcare Inc.

X-Rite Inc.

Group 2—Typical Benchmark
Companies

Adesa, Inc.

Borders Group

Dicks Sporting Goods

eBay, Inc.

GameStop

Greg Manning Auctions

Guitar Center

Petco Animal Supplies

Priceline.com Inc.

Tiffany & Co.

Vertrue, Inc.

Weight Watchers International

Group 3—Carriage Trade Companies

Affiliated Managers Group.

BKF Capital Group

Eaton Vance

Friedman, Billings, Ramsey

National Financial Partners

Neiman-Marcus Group

Nordstrom

Phoenix Companies

Saks

Tiffany & Co.

Westwood Holdings Group

Group 4—Professional Services
Companies

Watson Wyatt & Co Holdings

Navigant Consulting, Inc.

Fti Consulting, Inc.

Arbitron, Inc.

Corporate Executive Board Co.

Diamondcluster International, Inc.

Huron Consulting Group, Inc.

Interpublic Group

Perot Systems Corp.

Anteon International Corp.

Gtech Holdings Corp.

Keane, Inc.

Mantech International Corp.

Vertrue, Inc.

Korn/Ferry International

Group 5—Apparel Companies

BEBE Stores Inc

Columbia Sportswear Co

Perry Ellis International, Inc.

Haggar Corp.

Liz Claiborne, Inc.

Phillips-Van Heusen Corp.

Polo Ralph Lauren

Quiksilver, Inc.

Tommy Hilfiger Corp.